Contact

www.linkedin.com/in/david-irving-b8ab41180 (LinkedIn)
www.invest-sofpulse.com/ (Company)
Www.Wefunder.com/sofpulse (Company)

Top Skills

Business Analysis
User Interface Design
Figma (Software)

David Irving

Chief Communications Officer | National Football League |
Compton, California, United States

Experience

Sofpulse

Chief Communications Officer (CCO)
May 2021 - Present (4 years 5 months)
Los Angeles County, California, United States

Join the fight as we move towards a world without pain ! SofPulse helps alleviate pain without the harmful side effects that RX drugs cause.

Death Valley Harley-Davidson

Sales Associate
February 2025 - May 2025 (4 months)
United States

Your Fit Specialist at Death Valley Harley Davidson.
Let’s get you rolling !

Google Career Certificates

UX Designer
February 2022 - March 2025 (3 years 2 months)
Los Angeles, California, United States

Let me help make your dreams a reality!

Rel8 Sports & Talent Management

Director of Client Success
February 2022 - March 2025 (3 years 2 months)
United States

Staying true to who you are is the foundation of who I am. I am a firm believer that skill isn’t just displayed on the field, but rather the ability to showcase a variety of talents in order to achieve greatness in every aspect of life.

You are in control of your life, your greatness is waiting.

Dallas Cowboys

Professional Athlete
- May 2022

Education

Iowa State University

Bachelor's degree, Sociology · (June 2011)